Exhibit 3.1

Management’s Discussion and Analysis

For the 13 and 52 weeks ended October 29, 2017

This Management’s Discussion and Analysis (“MD&A”) relates to the financial condition and results of operations of Imvescor Restaurant Group Inc. (the “Company” or “IRG”) as at and for the 13 and 52 weeks ended October 29, 2017 (“Q4 2017” and “fiscal 2017”). This MD&A should be read in conjunction with the Company’s consolidated financial statements for the 52 weeks ended October 29, 2017 and the accompanying notes thereto. The consolidated results from operations for the 13 and 52 weeks ended October 29, 2017 are compared to the 13 and 53 weeks ended October 30, 2016.

This MD&A is dated December 19, 2017. The consolidated financial statements and this MD&A were reviewed by the Company’s audit and risk committee and were approved by the board of directors of the Company (“Board of Directors”) on December 19, 2017.

Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com or on the Company’s website at www.imvescor.ca.

This MD&A refers to registered and unregistered trademarks, such as Pizza Delight®, Toujours Mikes, Scores®, Bâton Rouge® and Ben & Florentine®, protected under applicable intellectual property laws and are the property of, or includes business names and logos used pursuant to contractual agreements by, the Company or of one of its affiliates. Solely for convenience, such trademarks and tradenames referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the owner of any such trademarks will not assert, to the fullest extent under applicable law, its rights to these trademarks and tradenames.

Forward Looking Statements

This MD&A contains “forward-looking statements” within the meaning of applicable securities laws, including but not limited to, IRG’s business objectives, estimates, outlook, strategies and priorities and all other statements other than statements of historical facts. Forward-looking statements may include estimates, intentions, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “should”, “would”, “will”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential, “targeting”, “intend”, “could”, “might”, “continue”, “outlook” or the negative of these terms or other comparable terminology. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable securities laws.

Forward-looking statements involve known and unknown risks, uncertainties and other factors outside of the Company’s control. A number of factors could cause the actual results of the Company to differ materially from the results discussed in the forward-looking statements, including, but not limited to: risks associated with the acquisition of Ben & Florentine, risks associated with quality control, food borne illnesses and health concerns, the Company’s reliance on suppliers and availability and quality of raw materials, the Company’s ability to retain certain key personnel, the Company’s ability to respond to various competitive factors affecting its operations, franchise development and growth of the retail licensing opportunities, changes in consumer preferences, the Company’s retail products dependence on the strength of the Company’s restaurant brands, the protection of the Company’s intellectual property and brand, the success of the restaurant rejuvenation plan (the “RRP”), the Company’s dependence on its franchisees’ ability to generate revenues and pay franchise fees and other amounts to the Company, changes in the Company’s relationships with its franchisees, the Company’s ability to open new restaurants, the closure of restaurants, the impact of an increase in company-owned restaurants, the Company’s ability to renew leases and limit lease exposure, negative publicity and its impact on the Company’s reputation, compliance with regulations governing confidentiality and privacy of guest information, potential litigation and other complaints, compliance with government regulations, the Company’s dependence on third parties, changes in laws concerning employees, changes in the Company’s relationships with its employees, the Company’s ability to ensure workplace health and safety, franchise regulations, compliance with regulations governing alcoholic beverages, environmental risks and regulations, public safety issues, the Company’s dependence on technology, underreporting of sales by franchisees, inherent risks associated with internal control over financial reporting, the indebtedness of the Company and the restrictive covenants to which it is subject, the impact of sales tax upon System Sales, payment of dividends, the impact of seasonality and other factors on quarterly operating results, uninsured losses or claims that the Company believes are not economically reasonable to insure, changes in commodity prices and other factors referenced in the Company’s Annual Information Form and the Company’s other continuous disclosure filings which are available on SEDAR at www.sedar.com. These factors are not intended to represent an exhaustive list of the factors that could adversely affect the Company and its results but should, however, be considered carefully.

Risks and uncertainties inherent in the nature of the definitive combination agreement with MTY Foods Group Inc. (“MTY”) (the “Transaction”) include without limitation the failure to receive all required approvals and consents including regulatory, Toronto Stock Exchange, shareholder and any other approvals or to otherwise fulfill all of the conditions precedent to the Transaction, in a timely manner, or at all; significant transaction costs or unknown liabilities; failure to realize the expected benefits of the Transaction; and general economic conditions. Failure to receive all required approvals and consents including regulatory, Toronto Stock Exchange, shareholder and any other approvals or to otherwise fulfill all of the conditions precedent to the Transaction may result in the Transaction not being completed on the proposed terms, or at all. There can be no assurance that the anticipated strategic benefits and operational, competitive and cost synergies resulting from the Transaction will be realized. Furthermore, the failure of IRG to comply with the terms of the Agreement may, in certain circumstances, result in IRG being required to pay a fee to MTY, the result of which could have a material adverse effect on IRG’s financial position and results of operations and its ability to fund growth prospects and current operations.

Further, although the forward-looking statements contained herein are based on information currently available to the Company’s management and on the current intentions, plans, expectations, estimates, opinions, forecasts, projections and other assumptions made by the Company’s management in light of its experience and perception of historical trends, current conditions and expected future developments (such as the Company’s future growth, results of operations, performance and opportunities as well as the future of the economic environment in which it operates), as well as other factors that the Company’s management believes are appropriate and reasonable in the circumstances and on the date of this MD&A, there can be no assurance that such intentions, plans, expectations, estimates, opinions, forecasts, projections and other assumptions will prove to be correct or that actual results will not differ materially from those anticipated in such forward-looking statements. Unless otherwise noted or the context indicates, forward-looking statements in this MD&A speak only as of the date of this MD&A.

Forward-looking statements are provided herein for the purpose of assisting the Company’s security holders, investors and others in understanding its current strategic priorities, expectations and plans, as well as its financial position and results of operations as at and for the periods ended on the date presented. Readers are cautioned, however, that such information may not be appropriate for other purposes and should not place undue reliance on the forward-looking statements contained in this MD&A. The Company assumes no obligation to update or revise such forward-looking statements to reflect new information, future events or otherwise, except as required by applicable securities laws. Except as otherwise indicated, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any transactions that may be announced or that may occur after the date of this MD&A. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. The Company therefore cannot describe the expected impact in a meaningful way or in the same way it presents known risks affecting its business. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Compliance with International Financial Reporting Standards

Unless otherwise indicated, all financial information in this MD&A as well as the Company’s consolidated financial statements for the 52 weeks ended October 29, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in Canadian dollars. The reader is referred to note 2 of the consolidated financial statements for further information.

The information contained in this MD&A includes some measures that are not performance measures consistent with IFRS. The key performance metrics and non-IFRS measures include measures that are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. Because the measures included in the key performance metrics and the non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable with similar measures presented by other issuers.

Key Performance Metrics

“System Sales” is the aggregate sales achieved by all “Pizza Delight”, “Toujours Mikes”, “Scores”, “Bâton Rouge” and “Ben & Florentine” restaurants, whether they are company-owned restaurants or franchised restaurants. System Sales include sales from existing locations as well as new restaurants. This performance measure indicates the Company’s overall growth and reflects the direct impact of restaurant openings and closures. The Company’s franchisee and supplier royalty revenues vary directly with the level of System Sales in its franchisee restaurant network.

“Net New Restaurants” represents the aggregate number of restaurant openings net of restaurant closures.

“Normalized System Sales” is defined as System Sales less the sales from the additional week of operations in the first quarter of fiscal 2016.

“Same Restaurant Sales” or “SRS” or “SRS growth” is a metric used in the restaurant industry to compare sales earned in established locations over a certain period of time, such as a fiscal quarter, for a given period against sales in the same period in the previous fiscal year. SRS growth provides the portion of System Sales growth that is from established locations rather than from the opening of Net New Restaurants. The Company defines SRS as sales generated by company-owned and franchised restaurants that have been open for at least one year compared to the sales from the same group of restaurants in the comparable period.

Non-IFRS Measures

The Company uses non-IFRS measures to complement IFRS measures, to provide investors with supplemental information of its operating performance and to provide further understanding of the Company’s results of operations from management’s perspective. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Non-IFRS measures should not be considered in isolation nor as a substitute for an analysis of the Company’s financial information reported under IFRS. The definition and rationale for the use of each non-IFRS measure used by the Company in this MD&A is as follows:

“EBITDA” is defined as earnings or loss before interest income, interest expense, depreciation and amortization and income tax expense. The Company believes this measure is used by investors to compare and value companies in the Company’s industry. The Company uses EBITDA because the measure enables management to assess the Company’s operational performance and is a financial indicator of the Company’s ability to service and incur debt. The most comparable IFRS financial measure is results from operating activities. Refer to the “Reconciliations of Non-IFRS Measures” section of this MD&A for more details.

“Operating EBITDA” is defined as EBITDA adjusted for the following items: impairment or impairment reversal of non-current assets, impairment or impairment reversal of IRG rights, gains or losses on sale of property, plant and equipment, change in onerous contract provisions, re-measurement of contingent consideration, costs of special committee, shareholder proposal costs, impairment of goodwill, bargain purchase gains, reorganization costs, RRP expenses, acquisition and disposition costs, gains or losses on derivative financial liability and earnings or losses from discontinued operations. The Company excludes these items because they affect the comparability of the Company’s financial results from period to period and could potentially distort the analysis of trends in the performance of its business. Excluding these items does not imply they are non-recurring. The definition of Operating EBITDA can change from time to time to account for unusual items or items not considered to be consistent with the Company’s normal recurring operations. The Company uses this measure and believes it is useful to investors because it can facilitate period-to-period comparisons as it excludes items which, amongst other things, do not necessarily arise as part of the Company’s day-to-day operations or are not reflective of the Company’s underlying business operations. The most comparable IFRS financial measure is results from operating activities. Refer to the “Reconciliations of Non-IFRS Measures” section of this MD&A for more details.

“Normalized Operating EBITDA” is defined as Operating EBITDA less the Operating EBITDA from the additional week of operations in the first quarter of fiscal 2016.

“Free Cash Flow” is calculated as cash flows from operating activities less cash used for the purchase of property, plant and equipment and intangible assets. The Company believes this measure is used by investors to value businesses and their underlying assets and to evaluate their financial strength and performance. The Company uses Free Cash Flow because it enables management to assess the Company’s ability to generate cash and profits. The most comparable IFRS financial measure is cash flows from operating activities and investing activities. Refer to the “Reconciliations of Non-IFRS Measures” section of this MD&A for more details.

“Adjusted Revenues” is calculated as revenues less restaurant construction sales related to the Company’s turnkey operations, defined as restaurants constructed by the Company for resale to franchisees, and sale of manufactured goods related to the manufacture of certain Toujours Mikes licensed retail products on a temporary basis. The Company believes this measure is useful to investors since it facilitates period-to-period comparability by excluding the new revenue stream earned on the transfer of turnkey franchised restaurants and revenues earned in the first three quarters of fiscal 2016 from the temporary manufacturing of certain Toujours Mikes licensed retail products. The most comparable IFRS financial measure is revenues. Refer to the “Reconciliations of Non-IFRS Measures” section of this MD&A for more details.

“Adjusted Working Capital” is calculated as current assets less current liabilities excluding the gift card liability and the current portion of long term debt. The Company believes this measure is used by investors to assess the Company’s ability to pay its liabilities as they come due by excluding liabilities that are classified as current but not expected to be repaid in the next 12 months. The most comparable IFRS financial measure is current assets less current liabilities. Refer to the “Liquidity and Capital Resources” section of this MD&A for more details.

These non-IFRS measures should not be considered by an investor as alternatives to earnings, indicators of operating performance or cash flows, or as measures of liquidity. Refer to the Reconciliations of Non-IFRS Measures section of this MD&A for more details.

Description of the Business and Strategy

IRG is primarily engaged in the business of franchising and developing a system of distinctive family/mid-scale dining, casual-dining and/or take-out and delivery restaurants serving high quality food. IRG’s restaurants operate under the Pizza Delight, Toujours Mikes, Scores, Bâton Rouge and Ben & Florentine brands. The Company conducts business through one operating segment, Franchising, which consists primarily of franchised restaurants and company-owned restaurants, and also includes licensed retail products manufactured and sold by third parties under licence under the Pizza Delight, Toujours Mikes, Scores and Bâton Rouge brands. In fiscal 2016, the Company conducted business through a second operating segment, Manufacturing, which included the manufacture of certain Toujours Mikes licensed retail products on a temporary basis. IRG ceased to operate the manufacturing plant during the third quarter of fiscal 2016. Corporate provides administrative and support functions through its shared services to the other operating segments.

On April 15, 2015, IRG unveiled its strategic plan (the “Strategic Plan”) that charts a roadmap for IRG’s transformation and growth until the end of fiscal 2018. The Strategic Plan is based on successfully improving upon the four pillars of its core business:

1.	Quality of Food
2.	Quality of Service
3.	Value
4.	Ambiance

The key objectives of the Strategic Plan are to:

•	improve Same Restaurant Sales;
•	improve franchisee profitability;
•	enhance and leverage shared services; and
•	improve shareholder returns.

Over the past two years, the Company has built on its strengths, including a dedicated franchisee network, a solid balance sheet, an experienced and focused management team, a robust regional position for each of its brands and a healthy retail presence.

As a result of executing on the four pillars, franchisee profitability has generally improved, which has had a favourable impact on the Company’s relationship with its franchisee partners and allowed many franchisees to reinvest in their restaurants through the RRP. Since the inception of the RRP program, franchisees have invested in excess of $22.0 million towards the improvement of their location, which demonstrates their belief in the future success of the brands.

The brands licensed by IRG, each with different target markets, allow the Company to position itself across a broad range of demographic, economic and geographic areas, to operate in all day-parts of the restaurant business and to compete in the retail food products market. Each brand is implementing its component of the Strategic Plan to strengthen and grow the brand system.

Overview of Q4 2017 Performance

The Company performs turnkey sales of franchised restaurants for some of their brands. The related restaurant construction sales and costs are shown in full, free of any deductions or withholdings, on a grossed-up basis.

Q4 2017 is the tenth consecutive quarter that the Company has experienced SRS growth. SRS growth of 4.9% was achieved for Q4 2017 over SRS growth of 0.4% in Q4 2016, with all five of the Company’s brands reporting SRS growth. Q4 2017 Operating EBITDA increased 27% primarily from the contribution of the newly acquired Ben & Florentine brand as well as revenues earned on the renegotiation of supplier agreements partially offset by fewer retail promotions offered by grocers compared to Q4 2016. Despite this increase in the Operating EBITDA, the Company’s results from operating activities and net earnings decreased 23% and 34%, respectively, compared to Q4 2016 primarily due to an additional investment in the RRP of $0.8 million, reorganization costs of $0.5 million and $0.4 million for the re-measurement of the contingent consideration related to the Ben & Florentine acquisition.

In Q4 2017, 16 restaurants participated in the RRP, for a total of 34 for Fiscal 2017 and 67 since the inception of the program. For Q4 and Fiscal 2017, temporary closures under the RRP negatively impacted SRS by 0.4%.

In Q4 2017, the Company invested $1.0 million for Scores Cremazie, which was opened on December 5, 2017. This restaurant, along with previous investments in fiscal 2017 for corporate training sites for Toujours Mikes in St-Bruno and Bâton Rouge in Oakville, will serve as training restaurants which is a part of the Company’s renewed and ongoing commitment to ensure the proper training of franchisees. These training sites allow the Company to test various methods of service and new menu items and identify efficiencies. The Company is also completing turnkey sales of restaurants for some of their brands as part of its unit growth strategy.

During Q4 2017, the Company continued to invest in the signage replacement for Toujours Mikes in the amount of $0.2 million. As at October 29, 2017, the Company has invested $0.6 million to replace the Trattoria di Mikes branding in the province of Québec in conjunction with the launch of the Toujours Mikes brand replacing the Trattoria di Mikes banner. The signage replacement is now substantially complete.

During Q4 2017, in connection with the Ben & Florentine acquisition, the company recognized an operating expense of $0.4 million to re-measure the fair value of the earn-out payment of up to $7.3 million payable in the second quarter of fiscal 2018. The Company also had funds held in escrow of $5.2 million at October 29, 2017 in connection with this acquisition.

Updates Subsequent to Quarter End

On December 12, 2017, the Company announced that it had entered into a definitive combination agreement with MTY under which a wholly owned subsidiary of MTY will acquire all of the outstanding IRG common shares (the “Shares”) for $4.10 per IRG Share, representing a total consideration of approximately $248 million and a premium of 13.3% to IRG shareholders based on an unaffected 10-day volume weighted average price of the common shares of IRG on October 26, 2017, subject to customary closing conditions including receipt of regulatory and IRG shareholder approvals. Under the terms of the Transaction, IRG shareholders will receive approximately $50 million in cash and the remainder in common shares of MTY, equivalent to $0.8259 in cash and 0.0626 common share of MTY for each IRG Share held, such that the aggregate consideration paid to IRG shareholders will consist of approximately 20% in cash and approximately 80% in MTY common shares. In connection with the Transaction, approximately 3.8 million common shares of MTY will be issued based on a reference price of $52.26 consisting of the 10-day volume weighted average price of the common shares of MTY on December 8, 2017, will represent a pro forma ownership of approximately 15% of the outstanding common shares of MTY upon closing of the Transaction. At which time, IRG will also have one nominee on MTY’s Board of Directors. The Transaction offers IRG’s Canadian shareholders the opportunity to participate in the combined upside by rolling over their common shares in a tax deferred manner. The combination of MTY and IRG will create a multi-brand industry leader with a portfolio of over 5,700 stores under 75 brands and approximately $2.9 billion in System Sales with significant runway for growth. Please see IRG’s press release dated December 12, 2017 for details on the Transaction. There is no assurance the Transaction will be completed as described above or at all, or that the anticipated closing date will materialize.

On January 31, 2018, Tania Clarke, Chief Financial Officer (“CFO”), will be leaving the Company to pursue another opportunity. The Board wants to thank Ms. Clarke for all of her efforts these past three years in helping the Company pursue its goals.

On November 30, 2017, consistent with the Company’s desire to focus on its core business of restaurant franchising, the Company’s wholly owned subsidiary, Groupe Commensal Inc., completed the sale of substantially all of its assets related to the manufacturing of Commensal products for an aggregate sum of approximately $4.25 million, subject to customary purchase price adjustments. Commensal has been presented as a discontinued operation.

Outlook

The Company notes that the proposed combination agreement with MTY is subject to customary regulatory and shareholder approvals.

If the transaction is not consummated, management intends to continue to execute against the aforementioned strategy, working to off-set headwinds to the business that include changes to the minimum wage in Ontario effective January 1, 2018 which is expected to have a negative financial impact on franchisees and limit the Company’s ability to grow in the Ontario market.

RRP Overview

Following the announcement of the Strategic Plan in April 2015, more than 100 franchised restaurants indicated their interest in participating in the RRP, which has translated into a total of 67 renovations, including the development of five (5) new locations, to date; namely 5 in fiscal 2015, 28 in fiscal 2016, and 34 in fiscal 2017. The momentum continues based on the scheduled renovations for fiscal 2018. In 2016, to foster unit growth, IRG extended the scope of the RRP to include the development of new locations by existing franchisees for an additional investment of $50,000. The RRP investment is internally financed through the Company’s cash from operations.

	Q4		Fiscal
(in thousands of dollars, where applicable)	2017	2016	2017	2016
Number of weeks in operations	13	13	52	53

Number of renovations	16	13	34	28
IRG investment	$1,173	$347	$2,099	$917

Financial Results

		Q4		Fiscal
(in thousands of dollars, where applicable)		2017	2016	2017	2016
Number of weeks in operations		13	13	52	53

System Sales (i)		$106,643	$95,116	$407,247	$387,877
SRS growth (i)		4.9%	0.4%	3.4%	1.4%
Restaurant operating weeks		3,354	2,847	12,678	11,762
Restaurant count	Total			262	223
	Company-owned			8	5
Revenue		12,801	9,670	50,005	45,546
Operating expenses		9,695	5,648	35,186	29,643
Results from operating activities		3,106	4,022	14,819	15,903
EBITDA (i) (ii)		3,560	4,087	16,910	16,824
RRP		1,173	347	2,099	917
Operating EBITDA (i) (ii)		5,407	4,266	19,478	17,221
Operating EBITDA as % of System Sales		5.1%	4.5%	4.8%	4.4%
Profit from discontinued operations, net of tax		156	66	756	252
Net earnings and comprehensive income		2,096	3,163	11,242	11,400
Net earnings and comprehensive income as % of revenue		16.4%	32.7%	22.5%	25.0%
Earnings per share:	Basic	0.04	0.06	0.19	0.21
	Diluted	0.03	0.06	0.18	0.20
Free Cash Flow (i) (ii)		4,683	4,833	10,260	13,911
Free Cash Flow as % of revenue		36.6%	50.0%	20.5%	30.5%
Dividends paid		1,363	1,279	5,450	5,034
Cash				3,737	2,896
Adjusted working capital (i) (iii)				551	7,210
Total long-term debt, including current portion				15,500	-

(i)	Refer to Compliance with International Financial Reporting Standards section of this MD&A.
(ii)	Refer to Reconciliations of Non-IFRS Measures section of this MD&A.
(iii)	Refer to Liquidity and Capital Resources section of this MD&A.

The Company’s fiscal 2017 results include 52 weeks compared to 53 weeks for fiscal 2016, which generated unfavourable decreases in System Sales and revenues, and favourable decreases in operating expenses. These have been noted and quantified in the respective sections below.

Q4 and fiscal 2017 results were also positively impacted by the contribution from the Ben & Florentine brand acquired in the second quarter of fiscal 2017.

Revenues

	Q4		Fiscal
(in thousands of dollars, where applicable)	2017	2016	2017	2016
Number of weeks in operations	13	13	52	53

Franchising	$12,755	$9,635	$49,575	$39,855
Manufacturing	-	-	-	5,300
Corporate	46	35	430	391
Total revenues	$12,801	$9,670	$50,005	$45,546

The Company’s franchising revenues include royalties, corporate restaurant sales, restaurant construction sales, franchise fees and other revenue. Royalties include royalty fees charged to franchised restaurants, supplier coordination fees derived from managing the procurement of goods and supplies to franchisees as well as royalties earned from licensing to third parties the right to manufacture and sell branded food products in grocery stores and retail outlets. The Company’s franchisee and supplier royalty revenues vary directly with the level of System Sales in its franchisee restaurant network. Sales of manufactured goods are revenues in the manufacturing segment which generated revenues from the temporary manufacture of certain Toujours Mikes licensed retail products in fiscal 2016. Revenues of the corporate segment consists primarily of income recognized on unredeemed gift cards.

Franchising:

Q4 and fiscal 2017 franchising revenues increased $3.1 million (32%) and $9.7 million (24%), respectively, compared to Q4 and fiscal 2016. Corporate restaurant sales for Q4 and fiscal 2017 increased $1.7 million and $4.8 million, respectively, from an increased number of company-owned restaurants compared to Q4 and fiscal 2016. The newly acquired Ben & Florentine brand generated revenues of $1.2 million and $5.8 million, respectively, for Q4 and fiscal 2017. Franchising revenues for Q4 and fiscal 2017 also increased $0.5 million and $0.7 million, respectively, from revenues earned on renegotiation of supplier agreements and $0.2 million and $0.3 million, respectively, from franchise fees on restaurant openings and re-openings, and franchise renewals. Q4 and fiscal 2017 retail royalties were $0.4 million and $0.8 million lower, respectively, than the comparable periods of 2016 due to fewer promotions offered by grocers resulting in lower sales volumes for Bâton Rouge and Toujours Mikes retail products. Fiscal 2017 franchising revenues were also impacted by $0.1 million from one less week of operations in the first quarter of fiscal 2017.

Manufacturing:

Fiscal 2016 manufacturing revenues relate to the temporary operation of the manufacturing plant by IRG during fiscal 2016 where certain Toujours Mikes licensed retail products were manufactured. IRG ceased to operate the manufacturing plant during the third quarter of fiscal 2016.

Corporate:

Q4 and fiscal 2017 corporate revenues were consistent with the comparable periods of fiscal 2016.

System Sales and Restaurant Count

The following table presents a summary of the change in Q4 and fiscal 2017 System Sales from the comparable periods of 2016, in dollars as a percentage of Normalized System Sales:

(in thousands of dollars, where applicable)	Q4		YTD
Q4 & Fiscal 2016 System Sales (i)	$95,116		$387,877
Additional week	-	-%	(6,918)	-1.8%
Normalized Q4 & Fiscal 2016 System Sales	$95,116		$380,959
SRS growth (i) (ii)	4,816	4.9%	12,971	3.4%
New openings (iii)	1,352	1.4%	3,007	0.8%
Reopenings	124	0.1%	224	0.1%
Temporary closures (iv)	(57)	-0.1%	1,373	0.4%
Permanent closures	(4,758)	-5.0%	(17,473)	-4.6%
	$96,593	1.3%	$381,061	0.1%
Acquisition of Ben & Florentine (v)	10,050	10.6%	26,186	6.9%
Q4 & Fiscal 2017 System Sales (i)	$106,643	12.1%	$407,247	6.9%

(i)	Refer to Compliance with International Financial Reporting Standards section of this MD&A.
(ii)	Includes SRS of Ben & Florentine.
(iii)	Includes Ben & Florentine restaurants opened since the date of acquisition.
(iv)	Refers to restaurants closed more than five weeks and excluded from SRS.
(v)	Excludes System Sales from SRS growth and restaurants opened since the acquisition date.

Q4 and fiscal 2017 System Sales increased $11.5 million (12%) and $19.4 million (5%), respectively, from the comparable periods of 2016 primarily from the acquisition of Ben & Florentine, which contributed a total of $12.1 million and $31.8 million, respectively, to Q4 and fiscal 2017 System Sales. The increase was furthered by SRS growth from the Company’s other four brands of 4.3% and 2.8% respectively for Q4 and fiscal 2017 and partially offset by restaurant closures. Fiscal 2017 System Sales were also impacted by $6.9 million (1.8%) from the additional week of operations in the first quarter of fiscal 2016.

In fiscal 2017, a total of nine generally underperforming restaurants were closed, three of which are expected to reopen, six new franchised restaurants opened, including one Toujours Mikes and five Ben & Florentine, and one Toujours Mikes franchised restaurant reopened. The following table provides a summary of the change in the restaurant count:

	Q4 2017			Q4 2016	Fiscal 2017			Fiscal 2016
		Company-				Company-
	Franchised	owned	Total	Total	Franchised	owned	Total	Total
Opening balance	255	7	262	223	218	5	223	227
New openings	-	-	-	-	6	-	6	2
Reopenings (i)	-	-	-	-	1	-	1	1
Closures	-	-	-	-	(9)	-	(9)	(7)
Corporate buy backs (ii)	(1)	1	-	-	(2)	2	-	-
Net New Restaurants (iii)	(1)	1	-	-	(4)	2	(2)	(4)
Acquisition of Ben & Florentine	-	-	-	-	40	1	41	-
Closing balance	254	8	262	223	254	8	262	223

(i)	Re-openings represent restaurants previously closed that have been reopened and are excluded from SRS.
(ii)	Corporate buy backs represent previously franchised restaurants acquired by the Company to operate corporately.
(iii)	Refer to Compliance with International Financial Reporting Standards section of this MD&A.

The restaurant count directly impacts System Sales, franchise royalties and supplier coordination fees earned.

Same Restaurant Sales

For Q4 2017, the Company achieved SRS growth of 4.9% over Q4 2016 SRS growth of 0.4%, representing the tenth consecutive quarter of positive overall SRS growth for the Company. All five of the Company’s brands achieved SRS growth.

For fiscal 2017, the Company achieved SRS growth of 3.4%, representing the third consecutive fiscal year of positive overall SRS growth for the Company. SRS growth was achieved by all brands.

For Q4 and fiscal 2017, temporary closures under the RRP negatively impacted SRS by 0.4%.

Restaurants closed five weeks or less for renovations under the RRP and Ben & Florentine restaurants open for more than one year are included in SRS. Four out of the Company’s five brands achieved positive growth in guest count, defined as the equivalent number of meals sold, for the year. Pizza Delight, who did not have positive growth in guest count on the full year, did turn positive in the last two quarters of the fiscal year.

Operating Expenses

	Q4		Fiscal
(in thousands of dollars, where applicable)	2017	2016	2017	2016
Number of weeks in operations	13	13	52	53

Franchising	$6,765	$4,115	$25,583	$16,403
Manufacturing	-	-	-	5,300
Corporate	2,930	1,533	9,603	7,940
Total operating expenses	$9,695	$5,648	$35,186	$29,643

Franchising:

Q4 and fiscal 2017 franchising operating expenses increased $2.7 million (64%) and $9.2 million (56%), respectively, compared to Q4 and fiscal 2016. The expenses of company-owned restaurants increased $1.7 million and $4.6 million, respectively, consistent with the increase in corporate restaurant sales. As well, the Company incurred additional expenses for the RRP of $0.8 million and $1.2 million, respectively, for Q4 and fiscal 2017. The newly acquired Ben & Florentine brand contributed $0.5 million and $3.7 million, respectively, to the increased operating expenses, including restaurant construction costs of $2.5 million recognized in fiscal 2017 on turnkey sales to franchisees.

Q4 2017 operating expenses were also impacted by a reduced environmental tax compared to Q4 2016, while fiscal 2017 operating expenses were impacted by a reduction of $0.7 million in bad debt expenses, the income of $0.6 million recognized in Q2 2016 on a supplier agreement for certain Toujours Mikes licensed retail products, $0.3 million from one less week of operations in the first quarter of fiscal 2017, and $0.2 million in listing fees for new retail products incurred in the second and third quarters of fiscal 2017.

Manufacturing:

Fiscal 2016 manufacturing operating expenses relate to the temporary operation of the manufacturing plant by IRG during fiscal 2016 where certain Toujours Mikes licensed retail products were manufactured. IRG ceased to operate the manufacturing plant during the third quarter of fiscal 2016.

Corporate:

Q4 and fiscal 2017 corporate operating expenses were $1.4 million (91%) and $1.7 million (21%) higher, respectively, than Q4 2016 partly as a result of reorganization costs of $0.5 million recognized in Q4 2017 and a re-measurement of the contingent consideration for the Ben & Florentine acquisition of $0.4 million. As well, the depreciation expense increased $0.3 million and $0.6 million, respectively, for Q4 and fiscal

2017 from increased intangible assets and additional company-owned restaurants. The Company also incurred acquisition and divestiture costs of $0.2 million and $0.8 million, respectively, for Q4 and fiscal 2017 which offset the overall reduction in professional fees. Fiscal 2017 operating expenses were also impacted by $0.1 million from one less week of operations in the first quarter of fiscal 2017.

Results from Operating Activities

	Q4		Fiscal
(in thousands of dollars, where applicable)	2017	2016	2017	2016
Number of weeks in operations	13	13	52	53

Franchising	$5,990	$5,520	$23,992	$23,452
Corporate	(2,884)	(1,498)	(9,173)	(7,549)
Results from operating activities	$3,106	$4,022	$14,819	$15,903

Franchising:

Q4 and fiscal 2017 franchising results from operating activities were $0.5 million (9%) and $0.5 million (2%) higher than Q4 and fiscal 2016, respectively. The increase was primarily from the added contribution of Ben & Florentine, renegotiated supplier agreements and fees from new and renewed franchise agreements, partly offset by a reduced retail contribution and increased RRP expenses.

For Q4 and fiscal 2017, the margin and contribution of company-owned restaurants was consistent with the comparable periods of the prior year.

Corporate:

For Q4 and fiscal 2017, the corporate loss from operating activities increased $1.4 million (93%) and $1.6 million (22%) from Q4 and fiscal 2016, primarily due to the reorganization costs and the re-measurement of the contingent consideration in Q4 2017, increased depreciation expense and acquisition and divestiture costs incurred during fiscal 2017, partially offset by lower professional fees and one less week of operations in the first quarter of fiscal 2017.

Finance Costs

Q4 and fiscal 2017 net finance costs increased from the comparable periods of fiscal 2016 due to debt financing for the acquisition in the second quarter.

Income Taxes

For Q4 2017, the Company recorded an income tax expense of $1.0 million on net earnings before income taxes of $3.0 million (35%) compared with an income tax expense of $0.9 million on net earnings before income taxes of $4.0 million (23%) for Q4 2016, respectively. The increase in the income tax expense was primarily due to favourable prior year adjustments recognized in Q4 2016.

For fiscal 2017, the Company recorded an income tax expense of $4.0 million on net earnings before income taxes of $14.5 million (28%) compared with an income tax expense of $4.6 million on net earnings before income taxes of $15.7 million (29%) for fiscal 2016. The decrease in the income tax expense was primarily due to the decrease in the net earnings before income taxes.

Discontinued Operations

During the first quarter of fiscal 2017, management committed to a plan to sell the assets of the Commensal manufacturing operations and as such, Commensal is presented as a discontinued operation. Profit from discontinued operations for Q4 and fiscal 2017 was $0.1 million and $0.5 million higher, respectively, than the comparable periods of 2016, primarily from lower depreciation, compensation and research and development expenses.

The margin from discontinued operations for Q4 and fiscal 2017 was consistent with the comparable periods of 2016.

The Commensal assets were sold on November 30, 2017.

Operating EBITDA*

	Q4		Fiscal
(in thousands of dollars, where applicable)	2017	2016	2017	2016
Number of weeks in operations	13	13	52	53

Franchising	$7,064	$5,856	$26,033	$24,307
As a % of franchising royalties	78%	71%	74%	72%
As a % of System Sales (i)	7%	6%	6%	6%
Corporate	(1,657)	(1,590)	(6,555)	(7,086)
As a % of Adjusted Revenue (i) (ii)	-13%	-16%	-26%	-35%
Total Operating EBITDA (i) (ii)	$5,407	$4,266	$19,478	$17,221

(i)	Refer to Compliance with International Financial Reporting Standards section of this MD&A.
(ii)	Refer to Reconciliations of Non-IFRS Measures section of this MD&A.

Franchising:

The Operating EBITDA for Q4 and fiscal 2017 increased $1.2 million (21%) and $1.7 million (7%), respectively, compared to Q4 and fiscal 2016, primarily from the contribution of Ben & Florentine, revenues from renegotiated supplier agreements and increased franchise fee revenue. These increases were partially offset by a lower retail contribution. Fiscal 2017 Operating EBITDA was also impacted by new product listing fees incurred in Q2 and Q3 2017 and one less week of operations in the first quarter of 2017.

Operating EBITDA as a percentage of franchising royalties increased for Q4 and fiscal 2017 and was consistent with the comparable periods of 2016 as a percentage of System Sales.

Corporate:

The Operating EBITDA loss for Q4 2017 was consistent with the Q4 2016 while the fiscal 2017 Operating EBITDA loss was $0.5 million (8%) lower than fiscal 2016, from lower professional fees and one less week of operations in the first quarter of fiscal 2017.

* Non-IFRS measure. Refer to Compliance with International Financial Reporting Standards and Reconciliations of Non-IFRS Measures sections of this MD&A.

Free Cash Flow*

Free Cash Flow for Q4 2017 decreased $0.2 million (3%) compared to Q4 2016 mainly due to an increase in purchases of property, plant and equipment of $1.0 million for company-owned restaurants and signage, partly offset by an increase of $0.8 million in cash flow from operating activities. Cash flow from operating activities was positively impacted by $1.2 million lower cash taxes paid, partially offset by the timing of cash receipts and changes in inventory levels from the acquisition of Ben & Florentine, the timing of payments received from suppliers and retailers, and turnkey operations.

Fiscal 2017 Free Cash Flow decreased $3.7 million (26%) compared to fiscal 2016 mainly due to the purchase of property, plant and equipment for signage and corporate restaurants. Cash flow from operating activities was positively impacted by $4.7 million lower cash taxes paid, which was offset by the timing of cash payments and receipts and changes in inventory levels from acquisition of Ben & Florentine, the timing of payments received from suppliers and retailers, the construction and renovation of company-owned restaurants, turnkey operations and the timing of payments related to retail promotional activities, advertising campaigns, and sales taxes.

Selected Annual and Quarterly Information

The tables below set out selected historical information and other data of the Company which should be read in conjunction with the annual consolidated financial statements of the Company.

	Fiscal
(in thousands of dollars, except per share items)	2017	2016	2015
Number of weeks in operations	52	53	52

System sales (i)	$407,247	$387,877	$371,939
SRS growth (i)	3.4%	1.4%	0.2%
Restaurant operating weeks	12,678	11,762	11,834
Total restaurant count	262	223	227
Company-owned restaurant count	8	5	4
Revenue	50,005	45,546	36,422
Operating EBITDA (i) (ii)	19,478	17,221	14,834
Net earnings from continuing operations	10,486	11,148	9,515
Net earnings	11,242	11,400	10,139
Basic earnings per share - continuing operations	0.18	0.20	0.19
Basic earnings per share	0.19	0.21	0.21
Diluted earnings per share - continuing operations	0.17	0.19	0.17
Diluted earnings per share	0.18	0.20	0.19
Free cash flow (i) (ii)	10,260	13,911	11,178
Dividend(s) paid per share	0.09	0.09	0.10
Weighted average number of shares	60,148,677	55,570,124	49,249,246
Weighted average number of diluted shares	61,050,526	58,162,822	54,448,512
Total assets	$152,778	$120,139	$114,085
Current liabilities	43,456	16,416	12,474
Long-term debt	15,500	-	11,798
Other long-term liabilities	1,536	827	488

* Non-IFRS measure. Refer to Compliance with International Financial Reporting Standards and Reconciliations of Non-IFRS Measures sections of this MD&A.

	2017
(in thousands of dollars, except per share items)	Q4	Q3	Q2	Q1
Number of weeks in operations	13	13	13	13

System Sales (i)	$106,643	$110,415	$98,184	$92,005
SRS growth (i)	4.9%	4.9%	2.4%	1.0%
Restaurant operating weeks	3,354	3,358	3,155	2,811
Total restaurant count	262	262	260	218
Company-owned restaurant count	8	7	7	6
Revenue	12,801	13,330	13,258	10,616
Operating EBITDA (i) (ii)	5,407	5,935	4,233	3,903
Net earnings from continuing operations	1,940	3,649	2,571	2,326
Net earnings	2,096	3,776	2,825	2,545
Basic earnings per share - continuing operations	0.04	0.06	0.04	0.04
Basic earnings per share	0.04	0.06	0.05	0.04
Diluted earnings per share - continuing operations	0.03	0.06	0.04	0.04
Diluted earnings per share	0.03	0.06	0.05	0.04
Free Cash Flow (i) (ii)	4,683	1,754	2,353	1,470
Dividend(s) paid per share	0.0225	0.0225	0.0225	0.0225
Weighted average number of shares	60,581,202	60,581,202	60,582,538	58,892,134
Weighted average number of diluted shares	61,194,056	61,204,821	61,114,605	60,745,012

	2016
(in thousands of dollars, except per share items)	Q4	Q3	Q2	Q1
Number of weeks in operations	13	13	13	14

System Sales (i)	$95,116	$99,792	$93,154	$99,815
SRS growth (i)	0.4%	1.2%	1.2%	2.9%
Restaurant operating weeks	2,847	2,866	2,896	3,153
Total restaurant count	223	223	226	227
Company-owned restaurant count	5	5	4	4
Revenue	9,670	11,533	12,073	12,270
Operating EBITDA (i) (ii)	4,266	4,812	4,024	4,119
Net earnings from continuing operations	3,097	3,100	2,349	2,602
Net earnings	3,163	3,069	2,518	2,650
Basic earnings per share - continuing operations	0.05	0.06	0.04	0.05
Basic earnings per share	0.06	0.05	0.04	0.05
Diluted earnings per share - continuing operations	0.05	0.05	0.04	0.04
Diluted earnings per share	0.06	0.05	0.04	0.05
Free Cash Flow (i) (ii)	4,833	3,473	2,037	3,568
Dividend(s) paid per share	0.0225	0.0225	0.0450	-
Weighted average number of shares	56,527,217	55,998,118	55,625,298	54,232,739
Weighted average number of diluted shares	59,418,350	59,599,789	59,259,607	58,240,083

(i)	Refer to Compliance with International Financial Reporting Standards section of this MD&A.
(ii)	Refer to Reconciliations of Non-IFRS Measures section of this MD&A.

System Sales are subject to a certain level of seasonality as restaurants experience seasonal fluctuations in sales largely associated with weather, which are inherent in the restaurant industry in Canada.

Sales of licensed retail products are mostly driven by the implementation of merchandising plans although the sales of certain of those products tend to experience seasonal fluctuations, with sales of oven-prepared products and soups being generally higher during cold weather periods and sales of barbeque products being generally higher during warm weather periods.

The Company’s quarterly Free Cash Flow fluctuates due in part to fluctuations in the Operating EBITDA as well as changes in the Company’s non-cash working capital.

The second, third and fourth quarters of fiscal 2017 were also impacted by the acquisition of Ben & Florentine.

In 2016, the Company’s financial results were impacted by the 53rd week of operations, which resulted in an additional week of operations in the first quarter of 2016 and the Toujours Mikes pizza manufacturing operations, undertaken on a temporary basis, which contributed $2.2 million to IRG’s revenues for each of Q1 and Q2 2016, and $0.9 million for Q3 2016.

The Company recognized an impairment reversal of the Bâton Rouge intangible assets of $0.7 million in fiscal 2015.

Liquidity and Capital Resources

Contractual Obligations and Long-Term Debt

On August 31, 2015, the Company entered into a three-year senior secured reducing revolving credit facility in the amount of $35.0 million, which decreases by $0.9 million on a quarterly basis until August 31, 2018, at which point the remaining principal will be due for repayment. The credit facility is available for general corporate purposes including acquisitions. As at October 29, 2017, the Company had $15.5 million borrowed and $12.5 million available under its credit facility.

The Company’s credit facility matures on August 31, 2018 therefore the long-term debt has been classified as current in the Statement of Financial Position. The Company expects to renew its debt during fiscal 2018.

The Company has lease commitments for company-owned restaurants and office premises and is a sub-lessor under the head lease of certain franchised restaurants. Should franchisees fail to meet their obligations under the terms of their respective sub-leases, the Company or its subsidiaries would become liable for the obligations and amounts owed under the related head leases. Upon such an event of default, the Company may terminate the existing franchise agreement and sub-lease agreement and either operate the location as a company-owned restaurant, re-franchise the location or permanently close the location. The Company has 254 franchised restaurants, eight company-owned restaurants and three leased office facilities and has entered into 83 leases with respect to these restaurant locations and office premises, ranging in expiry dates from 2017 to 2032.

As at October 29, 2017, the minimum annual long-term debt and lease payments for each of the next five years and thereafter are as follows:

	Fiscal
	2018	2019	2020	2021	2022	2023+
(in thousands of dollars)	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total
Long-term debt	15,500	-	-	-	-	-	15,500
Interest on long-term debt	400	-	-	-	-	-	400
Minimum lease obligations	9,953	9,696	8,616	7,082	6,542	24,550	66,439
Sublease payments from franchisees	(7,269)	(7,112)	(6,220)	(4,827)	(4,306)	(12,775)	(42,509)
Net lease costs	2,684	2,584	2,396	2,255	2,236	11,775	23,930
Total contractual obligations net of sub-lease income	18,584	2,584	2,396	2,255	2,236	11,775	39,830

Lease payments recognized as expenses during the period, including related expenses such as operating costs and property taxes, are as follows:

	Q4		Fiscal
(in thousands of dollars, where applicable)	2017	2016	2017	2016
Number of weeks in operations	13	13	52	53

Lease payments on company-owned restaurants and office facility leases	$541	$313	$1,772	$1,092
Net lease payments as head lessee on franchised restaurant leases	106	224	495	651
	$647	$537	$2,267	$1,743

In addition to the franchise operating leases entered into by the Company as tenant as noted above, the Company has provided guarantees on certain franchisees’ restaurant leases extending up to the year 2029. These guarantees amount to approximately $5.8 million in potential liabilities as at October 29, 2017 ($4.7 million as at October 30, 2016). Provisions under such guarantees are recorded in the financial statements when it is more likely than not that a present obligation exists requiring the outflow of funds.

Cash Management

The Company had a $3.7 million cash balance as at October 29, 2017 compared to $2.9 million as at October 30, 2016.

	Q4		Fiscal
(in thousands of dollars, where applicable)	2017	2016	2017	2016
Number of weeks in operations	13	13	52	53

Cash flows from operating activities	$6,008	$5,226	$14,205	$14,741
Cash flows from (used in) financing activities	(4,863)	(2,421)	12,033	(14,639)
Cash flows used in investing activities	(1,232)	(393)	(25,397)	(830)
Increase (decrease) in cash	$(87)	$2,412	$841	$(728)

Q4 and fiscal 2017 cash flows from operating activities increased $0.8 million (15%) and decreased $0.5 million (1%), respectively, compared to Q4 and fiscal 2016 and was favorably impacted by lower income taxes paid. Q4 and fiscal 2017 cash flows from operating activities fluctuated as a result of increased payments on accounts payable, increased collections on accounts receivable and increased inventory levels, all of which were impacted by the acquisition of Ben & Florentine, the timing of payments received from suppliers and retailers, the construction and renovation of company-owned restaurants, turnkey operations and the timing of payments related to retail promotional activities, advertising campaigns, and sales taxes.

Q4 2017 financing activities used cash of $4.9 million, an increase of $2.4 million (101%) compared to Q4 2016, primarily from an increase in the repayments on borrowings of long-term debt. Financing activities for fiscal 2017 provided cash flows of $12.0 million, primarily from borrowings on long term debt for the Ben & Florentine acquisition, compared to fiscal 2016, which used cash of $14.6 million primarily for the repayment of long-term debt.

Q4 and fiscal 2017 investing activities used cash of $1.2 million and $25.4 million, respectively, primarily for the acquisition of Ben & Florentine, the renovation of company-owned restaurants, the corporate buy back of franchised locations and signage replacement for the Toujours Mikes brand. Investing activities for Q4 and fiscal 2016 were minimal.

Working Capital

	Fiscal
(in thousands of dollars)	2017	2016
Current assets	$25,793	$21,034
Current liabilities	43,456	16,416
Working capital (deficiency)	$(17,663)	$4,618
Gift cards liability	2,714	2,592
Current portion of long term debt	15,500	-
Adjusted Working Capital	$551	$7,210

The Company sometimes has a working capital deficiency which is typical of franchising operations as the turnover of accounts receivable is generally faster than accounts payable, resulting in negative working capital. Investment in working capital may be affected by fluctuations in the prices of food and other supply costs, vendor terms and the seasonal nature of the business.

The decrease in the working capital of $22.3 million from October 30, 2016 is primarily due to the reclassification of the long-term debt as current.

The Company’s working capital is also impacted by the gift cards liability which is classified as a current liability even if it is unlikely that all gift cards will be redeemed and that the gift cards liability will be fully repaid in the next 12 months.

The Company’s credit facility matures on August 31, 2018. The Company expects to refinance its debt beyond 2018 and therefore expects to be able to pay its liabilities as they come due.

Refer to Financial Position section below for details of changes in the Company’s working capital accounts.

Financial Position

	Fiscal
(in thousands of dollars)	2017	2016
Accounts receivable	$8,882	$8,566
Inventories	2,736	193
Prepaid expenses	534	680
Funds held in escrow	5,150	-
Assets held for sale	4,754	4,915
Notes receivable	795	838
Property, plant and equipment	5,117	826
Intangible assets	114,564	97,441
Goodwill	6,509	-
Accounts payable and accrued liabilities	14,343	13,318
Contingent consideration	7,258	-
Gift cards liability	2,714	2,592
Income taxes payable (receivable)	3,134	(3,784)
Long-term debt, including long-term portion	15,500	-
Liabilities directly associated with assets held for sale	507	506
Other long-term liabilities	1,536	827
Deferred tax liabilities	15,820	19,059

The acquisition of Ben & Florentine during the second quarter of fiscal 2017 had the following impact on the Company’s financial position at October 29, 2017:

(in thousands of dollars)
Accounts receivable	$594
Inventories	991
Funds held in escrow	5,150
Notes receivable	137
Property, plant and equipment	525
Intangible assets	17,110
Goodwill	6,509
Accounts payable and accrued liabilities	1,442
Contingent consideration	7,258
Gift cards liability	45
Long-term debt	15,500
Other long-term liabilities	80

The increase in accounts receivable of $0.3 million (4%) as at the end of fiscal 2017 is mostly due to the Ben & Florentine acquisition as well as amounts owing from franchisees on turnkey sales of restaurants, partially offset by the timing and number of retail promotions and payments received from retail suppliers.

The increase in inventories of $2.5 million (1318%) is attributable to the Company’s turnkey operations and related to construction costs incurred for restaurants not yet sold to franchisees.

The increase in property, plant and equipment of $4.3 million (519%) in fiscal 2017 is from the acquisition of Ben & Florentine noted above and investing activities of $4.1 million for the construction and renovation of company-owned restaurants, the signage replacement for the Toujours Mikes brand, corporate buy back of two franchised restaurants, and investment in technology.

The increase in accounts payable and accrued liabilities of $1.0 million (8%) from October 30, 2016 is partly due to the Ben & Florentine acquisition as well as expenses incurred for the construction and renovation of restaurants, partly offset by decreases from timing of payments related to retail promotional activities, advertising campaigns and related payments and sales taxes.

The increase in income taxes payable of $6.9 million (183%) is primarily due to the current income tax provision recognized for fiscal 2017 offset by income tax installments paid.

The decrease in the deferred tax liabilities of $3.2 million (17%) is primarily due to the future tax recovery recognized in fiscal 2017.

Outstanding Share Capital

The Company’s outstanding share capital is comprised of an unlimited number of common shares. As of October 29, 2017, there were 60,538,834 common shares issued and outstanding compared to 57,368,507 at October 30, 2016. During fiscal 2017, the Company issued 3,117,447 common shares from the exercise of warrants and 96,834 common shares from the exercise of stock options and repurchased and cancelled 43,954 common shares under its normal course issuer bid. As at December 19, 2017, the number of issued and outstanding common shares of the Company was 60,538,834.

The Company has a common share stock option plan for its directors, officers, employees and consultants. The total number of options granted and outstanding as at December 19, 2017 is 1,927,832 representing 3.2% of the common shares of the Company outstanding as of such date.

Dividends

The Board of Directors of the Company adopted a dividend policy on October 24, 2014 (the “Dividend Policy”). On January 13, 2016, the Board of Directors approved an increase of 12.5% of the quarterly cash dividend payable under the Dividend Policy. As a result, the Company has declared and paid the following quarterly dividends of $0.0225 per common share to shareholders in fiscal 2017:

			Amount
Declaration Date	Record Date	Payment Date	(in thousands of dollars)
December 20, 2016	January 6, 2017	January 20, 2017	$1,361
March 7, 2017	March 21, 2017	April 4, 2017	1,363
June 9, 2017	June 23, 2017	July 7, 2017	1,363
September 6, 2017	September 20, 2017	October 4, 2017	1,363

The Dividend Policy was designed to allow sufficient flexibility to continue investing in the Company’s growth and in its franchise network while providing returns to shareholders. The declaration and payment of any future dividend remains at the discretion of the Board of Directors and will depend on the Company’s current and anticipated cash requirements and surplus, capital expenditures requirements, regulatory restrictions, financial results, future prospects, current and future contractual restrictions such as restrictions under credit or other arrangements, the satisfaction of solvency tests imposed by the Canada Business Corporations Act for the declaration of dividends and other factors deemed relevant by the Board of Directors. Any dividend policy, including the Dividend Policy, can be changed at any time and is not binding on the Company. There can be no guarantee that the Company will maintain its current Dividend Policy or any dividend policy or that any dividend will be declared or paid in the future. Furthermore, the definitive combination agreement with MTY referred to under the Updates Subsequent to Quarter End section of this MD&A, requires that the payment of any further dividend be approved by MTY.

Commitments and Contingencies

The Company is a defendant in litigation matters arising in the ordinary course of business. Claims considered likely to result in settlements have been provided for.

Critical Accounting Estimates and Judgements

IRG rights are assessed for impairment at the cash-generating unit level, on at least an annual basis, by comparing the calculated recoverable amount to the asset’s carrying amount. If the recoverable amount of the cash-generating unit exceeds its carrying amount, the IRG rights are considered not to be impaired. If the carrying amount of a cash-generating unit exceeds its recoverable amount, a potential impairment exists. Significant estimates and assumptions are made in calculating the recoverable amount of a cash-generating unit, including estimates of growth in Same Restaurant Sales, net new restaurant openings each year and discount rates.

When a business combination occurs, the Company must make assumptions and estimates to determine the breakdown of the purchase price of the acquired business. To do so, the Company must determine the fair value of the identifiable assets acquired and the identifiable liabilities assumed at the acquisition date.

A provision is recognized if the Company has a present legal obligation or constructive obligation, as a result of past events, that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Management must use judgment in determining whether all the above three conditions have been met to recognize a provision or whether a contingent liability is in existence at the reporting date.

Reconciliations of Non-IFRS Measures

Segment Operating EBITDA

Segment reconciliations of Operating EBITDA for Q4 and fiscal 2017 and Q4 and fiscal 2016 are as follows:

	Q4 2017		Fiscal 2017
(in thousands of dollars, where applicable)	Franchising	Corporate	Franchising	Corporate
Number of weeks in operations	13	13	52	52

Results from operating activities	$5,990	$(2,884)	$23,992	$(9,173)
Depreciation and amortization	-	200	-	945
RRP	1,173	-	2,099	-
Acquisition and disposition costs	-	181	-	827
Change in onerous contract provision	(99)	-	(133)	-
Reorganization costs	-	458	75	458
Remeasurement of contingent consideration	-	388	-	388
Operating EBITDA	$7,064	$(1,657)	$26,033	$(6,555)

	Q4 2016		Fiscal 2016
(in thousands of dollars, where applicable)	Franchising	Corporate	Franchising	Corporate
Number of weeks in operations	13	13	53	53

Results from operating activities	$5,520	$(1,498)	$23,452	$(7,549)
Depreciation and amortization	-	(92)	-	313
RRP	347	-	917	-
Change in onerous contract provision	(11)	-	(62)	-
Reorganization costs	-	-	-	30
Shareholder proposal costs	-	-	-	120
Operating EBITDA	$5,856	$(1,590)	$24,307	$(7,086)

EBITDA, Operating EBITDA and Normalized Operating EBITDA by Fiscal Year and Quarter

Reconciliations of EBITDA, Operating EBITDA and Normalized Operating EBITDA for the past three years and past eight quarters are as follows:

	Fiscal
(in thousands of dollars)	2017	2016	2015
Number of weeks in operations	52	53	52

Net earnings from continuing operations	$10,486	$11,148	$9,515
Net finance cost	324	190	1,688
Income tax expense	4,009	4,565	2,963
Depreciation and amortization	945	313	706
Discontinued operation	1,146	608	1,101
EBITDA	$16,910	$16,824	$15,973
RRP	2,099	917	187
Discontinued operations (i)	(1,146)	(608)	(1,101)
Acquisition and disposition costs	827	-	-
Change in onerous contract provision	(133)	(62)	(633)
Reorganization costs	533	30	1,019
Impairment reversal of intangible assets	-	-	(711)
Remeasurement of contingent consideration	388	-	-
Shareholder proposal costs	-	120	-
(Gain) loss on sale of property and equipment	-	-	100
Operating EBITDA	$19,478	$17,221	$14,834
As a % of Adjusted Revenue (i)	41%	43%	41%

	2017
(in thousands of dollars, where applicable)	Q4	Q3	Q2	Q1
Number of weeks in operations	13	13	13	13

Net earnings from continuing operations	$1,940	$3,649	$2,571	$2,326
Net finance cost	119	105	75	25
Income tax expense	1,047	1,428	786	748
Depreciation and amortization	200	346	268	131
Discontinued operations (i)	254	176	353	363
EBITDA	$3,560	$5,704	$4,053	$3,593
RRP	1,173	358	323	245
Discontinued operations (i)	(254)	(176)	(353)	(363)
Acquisition and disposition costs	181	61	222	363
Change in onerous contract provision	(99)	(12)	(12)	(10)
Reorganization costs	458	-	-	75
Remeasurement of contingent consideration	388	-	-	-
Operating EBITDA	$5,407	$5,935	$4,233	$3,903
As a % of Adjusted Revenue	42%	46%	37%	37%

	2016
(in thousands of dollars, where applicable)	Q4	Q3	Q2	Q1
Number of weeks in operations	13	13	13	14

Net earnings from continuing operations	$3,097	$3,100	$2,349	$2,602
Net finance cost	1	38	66	85
Income tax expense	924	1,322	1,212	1,107
Depreciation and amortization	(92)	144	131	130
Discontinued operations (i)	157	21	295	135
EBITDA	$4,087	$4,625	$4,053	$4,059
RRP	347	222	216	132
Discontinued operations (i)	(157)	(21)	(295)	(135)
Change in onerous contract provision	(11)	(14)	(70)	33
Reorganization costs	-	-	-	30
Shareholder proposal costs	-	-	120	-
Operating EBITDA	$4,266	$4,812	$4,024	$4,119
Additional week of operations (ii)	-	-	-	(283)
Normalized Operating EBITDA	$4,266	$4,812	$4,024	$3,836
As a % of Adjusted Revenue	44%	45%	41%	38%

(i)	Refer to EBITDA and Operating EBITDA of Discontinued Operations by Quarter.
(ii)	Relates to the estimated impact of the additional week of operations in the first quarter of 2016.

EBITDA and Operating EBITDA of Discontinued Operations by Fiscal Year and Quarter

Reconciliations of EBITDA and Operating EBITDA of discontinued operations for the past three years and past eight quarters are as follows:

	Fiscal
(in thousands of dollars)	2017	2016	2015
Number of weeks in operations	52	53	52

Profit from discontinued operations, net of tax	$756	$252	$624
Income tax expense	285	99	230
Results from operating activities	1,041	351	854
Depreciation and amortization	105	257	247
EBITDA and Operating EBITDA	$1,146	$608	$1,101

	2017
(in thousands of dollars, where applicable)	Q4	Q3	Q2	Q1
Number of weeks in operations	13	13	13	13

Profit from discontinued operations, net of tax	$156	$127	$254	$219
Income tax expense	52	49	99	85
Results from operating activities	208	176	353	304
Depreciation and amortization	46	-	-	59
EBITDA and Operating EBITDA	$254	$176	$353	$363

	2016
(in thousands of dollars, where applicable)	Q4	Q3	Q2	Q1
Number of weeks in operations	13	13	13	14

Profit from discontinued operations, net of tax	$66	$(31)	$169	$48
Income tax expense	26	(12)	66	19
Results from operating activities	92	(43)	235	67
Depreciation and amortization	65	64	60	68
EBITDA and Operating EBITDA	$157	$21	$295	$135

Free Cash Flow by Fiscal Year and Quarter

Reconciliations of Free Cash Flow for the past three years and past eight quarters are as follows:

	Fiscal
(in thousands of dollars)	2017	2016	2015
Number of weeks in operations	52	53	52

Cash flow from operating activities	$14,205	$14,741	$11,538
Purchase of property, plant and equipment	(3,749)	(553)	(294)
Purchase of intangible assets	(196)	(277)	(66)
Free Cash Flow	$10,260	$13,911	$11,178

	2017
(in thousands of dollars, where applicable)	Q4	Q3	Q2	Q1
Number of weeks in operations	13	13	13	13

Cash flow from operating activities	$6,008	$2,342	$2,746	$3,109
Purchase of property, plant and equipment (i)	(1,243)	(529)	(340)	(1,637)
Purchase of intangible assets	(82)	(59)	(53)	(2)
Free Cash Flow	$4,683	$1,754	$2,353	$1,470

	2016
(in thousands of dollars, where applicable)	Q4	Q3	Q2	Q1
Number of weeks in operations	13	13	13	14

Cash flow from operating activities	$5,226	$3,614	$2,109	$3,792
Purchase of property, plant and equipment (i)	(234)	(139)	(78)	(102)
Purchase of intangible assets	(159)	(2)	6	(122)
Free Cash Flow	$4,833	$3,473	$2,037	$3,568

(i)	Includes the purchases of property, plant and equipment related to discontinued operations.

Adjusted Revenues by Fiscal Year and Quarter

Reconciliations of Adjusted Revenues for the past three years and past eight quarters are as follows:

	Fiscal
(in thousands of dollars)	2017	2016	2015
Number of weeks in operations	52	53	52

Total revenues	$50,005	$45,546	$36,422
Restaurant construction sales	2,483	-	-
Sale of manufactured goods (i)	-	5,300	-
Adjusted Revenues	$47,522	$40,246	$36,422

	2017
(in thousands of dollars, where applicable)	Q4	Q3	Q2	Q1
Number of weeks in operations	13	13	13	13

Total revenues	$12,801	$13,330	$13,258	$10,616
Restaurant construction sales	-	517	1,966	-
Adjusted Revenues	$12,801	$12,813	$11,292	$10,616

	2016
(in thousands of dollars, where applicable)	Q4	Q3	Q2	Q1
Number of weeks in operations	13	13	13	14

Total revenues	$9,670	$11,533	$12,073	$12,270
Sale of manufactured goods (i)	-	878	2,192	2,230
Adjusted Revenues	$9,670	$10,655	$9,881	$10,040

(i)	Refers to the revenues from the manufacture of certain Toujours Mikes licensed retail products during the first three quarters of 2016.

Risks and Uncertainties

The food service and food manufacturing industries are subject to many factors that are often beyond the control of the restaurant operator, franchisor and food manufacturer such as periods of economic downturn, a decrease in tourism, food borne illness or a world event which can influence consumer purchasing habits. As a restaurant franchisor, product consistency, food safety, overall reputation, franchisee relationships and litigation can adversely impact the revenues and the level of expenditures incurred by the Company to enforce and defend against such matters. There are also other more localized and regional situations such as entry into a market by a new competitor, aggressive discounting for a prolonged period, changes in government regulations, change in traffic patterns, adverse weather and many others. The Company derives the majority of its revenues from the sales at the restaurant level. A significant or prolonged decrease in sales at the restaurant level could cause cash flows to be reduced to the extent that it would be unable to pay the franchise royalties to the Company which would have an adverse impact on the Company’s cash flow. The revenues generated at the Company level are also subject to a certain level of seasonality with the summer months being the strongest and the winter months being the weakest. This can cause fluctuations in the cash flows of the Company such that in the winter cash flow may not be adequate to meet commitments requiring the Company to maintain a certain level of cash reserves in advance of winter months and then these are subsequently replenished in the stronger periods. The Company is also exposed to risks associated with the Ben & Florentine acquisition, as well as risks related to the Company’s sale of Commensal. The foregoing list of risk factors is not exhaustive. Please refer to the Annual Information Form and the Company’s other continuous disclosure filings which are available on SEDAR at www.sedar.com for a more comprehensive list.

Future Accounting Changes

New standards, amendments and interpretations to existing standards have been issued and may be applicable to the Company for its annual periods beginning on or after October 29, 2017.

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9, “Financial Instruments” establishes principles for the financial reporting classification of financial assets and financial liabilities. This standard also incorporates a new hedging model which increases the scope of hedged items eligible for hedge accounting and removes the requirement for quantitative thresholds when calculating hedge effectiveness, allowing flexibility in how an economic relationship is demonstrated. This new standard also increases required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9.

This standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

In May 2014, the IASB issued IFRS 15 which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions Involving Advertising Service.

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

On April 12, 2016, the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the Standard to licenses of intellectual property.

This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Disclosure Initiative (Amendments to IAS 7)

On January 7, 2016 the IASB issued Disclosure Initiative (Amendments to IAS 7). The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. One way to meet this new disclosure requirement is to provide a reconciliation between the opening and closing balances for liabilities from financing activities.

The amendments apply prospectively for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 16 Leases (“IFRS 16”)

On January 13, 2016 the IASB issued IFRS 16 Leases. IFRS 16 will replace IAS 17 Leases (“IAS 17”). This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided.

The new standard is effective for annual periods beginning on or after January 1, 2019 with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

On January 19, 2016 the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences.

The amendments apply retrospectively for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Company does not expect the amendments to have a material impact on the financial statements.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

On June 20, 2016, the IASB issued amendments to IFRS 2 Share-based Payment, clarifying how to account for certain types of share-based payment transactions.

The amendments provide requirements on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

•	share-based payment transactions with a net settlement feature for withholding tax obligations; and

•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The amendments apply for annual periods beginning on or after January 1, 2018 and can be applied prospectively. The extent of the impact of adoption of the standard has not yet been determined.

Disclosure Controls and Procedures

Disclosure controls and procedures should be designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, namely the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

As of October 29, 2017, an evaluation of the design of the Company’s disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, was carried out under the supervision of the CEO and CFO and with the participation of the Company’s management. Based on that evaluation, which excludes Ben & Florentine disclosure controls and procedures as described below, the CEO and CFO concluded that as of October 29, 2017, the Company’s disclosure controls were effective.

Internal Controls Over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management is responsible for establishing adequate internal control over financial reporting for the Company.

An evaluation of the effectiveness of the design and operation of the Company’s internal control over financial reporting was conducted as of October 29, 2017. Based on the evaluation, which excludes Ben & Florentine internal controls and financial reporting as described below, the CEO and the CFO concluded that the internal control over financial reporting, as defined by National Instrument 52-109, was appropriately designed and was operating effectively. The evaluations were conducted in accordance with the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), a recognized control model, and the requirements of National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings.

The CEO and the CFO have limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of Ben & Florentine acquired not more than 365 days before the last day of the period covered by the annual filing. The operations of Ben & Florentine represent approximately 7% of the Company’s current assets, 19% of non-current assets, 3% of current liabilities, less than 1% of non-current liabilities, 12% of the Company’s revenues and 14% of the Company’s net earnings for the year ended October 29, 2017. The Company elected to exclude it from the scope of certification as allowed by NI 52-109. The Company intends to perform such testing within one year of acquisition.